SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 10, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications reports Fourth Quarter and Annual 2013 Results

PARTNER COMMUNICATIONS REPORTS
FOURTH QUARTER AND ANNUAL 2013 RESULTS

POST-PAID CELLULAR SUBSCRIBER BASE INCREASED IN 2013 BY 31,000
DESPITE CONTINUED FIERCE COMPETITION

FREE CASH FLOW BEFORE INTEREST PAYMENTS1 IN 2013
TOTALED OVER NIS 1 BILLION

NET DEBT WAS REDUCED BY NIS 0.8 BILLION IN 2013

2013 Annual Highlights (compared with 2012)
•	Total Revenues: NIS 4,519 million (US$ 1,302 million), a decrease of 19%
•	Service Revenues: NIS 3,784 million (US$ 1,090 million), a decrease of 18%
•	Operating Expenses (OPEX)2 including cost of equipment sold: NIS 3,484 million (US$ 1,004 million), a decrease of 15%
•	Operating Expenses (OPEX)2: NIS 2,791 million (US $804 million), a decrease of 14%
•	Adjusted EBITDA3: NIS 1,114 million (US$ 321 million), a decrease of 30%
•	Adjusted EBITDA Margin: 25% of total revenues compared with 29%
•	Profit for the Year: NIS 135 million (US$ 39 million), a decrease of 72%
•	Net Debt: NIS 3,000 million (US$ 864 million), a decrease of NIS 812 million
•	Free Cash Flow (before interest): NIS 1,041 million (US$ 300 million), a decrease of 16%
•	Cellular ARPU: NIS 83 (US$ 24), a decrease of 14%
•	Cellular Subscriber Base: approximately 2.96 million at year-end, a decrease of 1%

Q4 2013 Highlights (compared with Q4 2012)
•	Total Revenues: NIS 1,127 million (US$ 325 million), a decrease of 10%
•	Service Revenues: NIS 922 million (US$ 266 million), a decrease of 11%
•	Operating Expenses (OPEX)2 including cost of equipment sold: NIS 861 million (US$ 248 million), a decrease of 9%
•	Operating Expenses (OPEX)2: NIS 675 million (US $194 million), a decrease of 9%
•	Adjusted EBITDA3: NIS 282 million (US$ 81 million), a decrease of 17%
•	Adjusted EBITDA Margin: 25% of total revenues compared with 27%
•	Profit for the Period: NIS 46 million (US$ 13 million), a decrease of 55%
•	Free Cash Flow (before interest): NIS 278 million (US$ 80 million), a decrease of 14%
•	Cellular ARPU: NIS 81 (US$ 23), a decrease of 7%

1	Cash flows from operating activities before interest payments, net of cash flows used for investment activities.
2	Operating expenses include cost of service revenues, and selling, marketing and administrative expenses, and exclude depreciation and amortization and impairment charges.
3	For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” below.

Rosh Ha’ayin, Israel, March 10, 2014 – Partner Communications Company Ltd. (“Partner” or the “Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the year and quarter ended December 31, 2013.

Commenting on the annual results, Mr. Haim Romano said,

“In 2013 we continued to invest in our infrastructure and network, customer services and information systems, while at the same time facing intense competition in the telecommunications market, which significantly reduced our revenues and profits as a result of substantial price erosion.

During the year we launched the most advanced mobile network in Israel (Orange ultranet), which enables sharp and clear audio quality through HD Voice technology, extended battery life, and the fastest browsing speeds in Israel, and we also continued to invest in our advanced 4G network (LTE).

In January 2014, the Company announced that it was ready to operate a 4G network, and became the first operator in Israel able to provide these services. In the coming year we intend to deploy approximately one thousand base stations equipped with this advanced technology. We look forward to receiving the allocation of the frequencies needed to provide the general public with the advanced services available with this technology.

As leaders in providing quality customer service, we have established an extensive retail operation, including our sales and service centers. These centers today sell a wide range of mobile devices and related equipment, accessories and more to all customers.

In 2013, the Company added 31,000 Post-Paid subscribers to its cellular subscriber base, the first increase in the Company’s Post-Paid subscriber base in two years. This increase is indicative of our customers’ confidence, which was also recognized by the Marketest index 2013 for customer experience in the cellular industry, in which the Orange brand led in most parameters for the eighth consecutive year.

At the beginning of November 2013, the Company signed a network sharing agreement with HOT Mobile. This agreement has many benefits for the general public, including: the ability to maximize existing spectrum for the launch of 4G network services, reducing the environmental impact from multiple base stations, and increasing competition in the telecommunications market in a manner that will benefit consumers. This agreement will strengthen Partner by contributing to its operational and financial performance.

Progress in the regulator’s decisions regarding the fixed line wholesale market will enable the Company to be a major player in the entire telecommunications market, including providing new services such as television. We are determined to maximize the potential of these services, albeit in a measured and financially viable approach, by maximizing the relative advantages of the Company.”

Mr. Haim Romano noted: "The Company's strength is also reflected in its ability to reduce the Company's operating expenses by approximately NIS 0.5 billion compared with the previous year, and in generating free cash flow (before interest payments) of approximately NIS 1 billion, which enabled the Company to continue carrying out the investments required for its continued success while reducing net debt by approximately NIS 0.8 billion."

Mr. Ziv Leitman, Partner's Chief Financial Officer commented on the quarterly results:

“In the fourth quarter of 2013, the Company continued to adjust its cost structure and to implement operational efficiency measures, which, among other things, led to a decrease in operating expenses (excluding cost of equipment sold and depreciation & amortization expenses), totaling NIS 21 million compared with the third quarter of 2013.

The churn rate in the fourth quarter of 2013 of our cellular subscribers increased from the previous quarter due to a rise in the intensity of competition. This increase in churn rate follows three consecutive quarterly falls in the churn rate. Nevertheless, the churn rate was 10.7% compared with 10.9% in the fourth quarter last year.

The average revenue per cellular user (ARPU) in the fourth quarter of 2013 was NIS 81, a decrease of three shekels from the previous quarter, primarily reflecting seasonal effects.

Revenues from equipment sales in the fourth quarter of 2013 increased by 23% from the previous quarter, mainly due to an increase in sales of iPhones and the commercial efforts of the retail division that was established only recently. However, for 2013, revenues from equipment sales decreased by 21%, reflecting the heightened competition in the handset market from independent importers and distributors.

The Adjusted EBITDA in the fourth quarter of 2013 decreased by NIS 2 million compared with the previous quarter, largely a result of the decrease in seasonal service revenues which was partially offset by the reduction in operating expenses.

Finance costs, net, in this quarter decreased by NIS 15 million from the previous quarter, mainly due to a decrease in CPI linkage expenses which was partially offset by lower gains from foreign exchange movements and by a one-time early repayment fee of NIS 8 million related to the repayment of bank loans.

Profit in the fourth quarter of 2013 increased to NIS 46 million, from NIS 38 million in the previous quarter, largely reflecting the decrease in financial expenses which was partially offset by the reduction in Adjusted EBITDA.

Capital expenditures (Capex, cash) totaled NIS 475 million in 2013, equivalent to 11% of total revenues compared with NIS 492 million and 9% last year. Capital expenditures (non-cash additions to property, equipment and computer software) totaled NIS 413 million in 2013, with the difference between cash and non-cash capital expenditures being explained by large investments at the end of 2012 which were paid for in 2013.

In the fourth quarter of 2013, operating working capital decreased by NIS 105 million, mainly due to a decrease in trade receivables.

This quarter the Company reported free cash flow (after interest payments) of NIS 209 million. Over 2013, the Company generated approximately NIS 860 million in free cash flow (after interest payments).

During the fourth quarter, the Company made an early repayment of loans in a total amount of NIS 198 million (whose original repayment schedule was: NIS 148 million in 2015, NIS 25 million in 2016 and NIS 25 million in 2017). Over 2013, the Company made early repayments of loans in a total amount of NIS 617 million.

Net debt at the end of the fourth quarter of 2013 amounted to approximately NIS 3 billion, signifying a decrease of approximately NIS 0.2 billion in the final quarter of 2013 and approximately NIS 1.9 billion since the highest level of net debt in mid-2011.”

Key Financial Results4

NIS MILLION	2009	2010	20115	2012	2013
Revenues	6,079	6,674	6,998	5,572	4,519
Cost of revenues	3,770	4,093	4,978	4,031	3,510
Gross profit	2,309	2,581	2,020	1,541	1,009
S,G&A	677	785	1,002	787	679
Impairment of goodwill	-	-	87	-	-
Other income	69	64	105	111	79
Operating profit	1,701	1,860	1,036	865	409
Finance costs, net	176	181	294	234	211
Income tax expenses	384	436	299	153	63
Profit for the Year	1,141	1,243	443	478	135
Earnings per share (basic, NIS)	7.42	8.03	2.85	3.07	0.87

NIS MILLION	Q4'12	Q1'13	Q2'13	Q3'13	Q4'13
Revenues	1,258	1,144	1,130	1,118	1,127
Cost of revenues	969	901	878	861	870
Gross profit	289	243	252	257	257
S,G&A	160	171	171	167	170
Other income	26	23	21	19	16
Operating profit	155	95	102	109	103
Finance costs, net	38	49	71	53	38
Income tax expenses	15	15	11	18	19
Profit for the Period	102	31	20	38	46
Earnings per share (basic, NIS)	0.65	0.2	0.13	0.24	0.3

Key Operating Indicators:

	2009	2010		2011	2012	2013
Adjusted EBITDA (NIS millions)	2,304	2,570		2,178	1,602	1,114
Adjusted EBITDA (as a percentage of total revenues)	38%	38%		31%	29%	25%
Free Cash Flow6 (NIS millions)	1,021	1,502		1,082	1,234	1,041
Cellular Subscribers (end of period, thousands)	3,042	3,160		3,176	2,976	2,956
Estimated Cellular Market Share (%)	32%	32%		32%	29%	29%
Annual Cellular Churn Rate (%)	18%	21%		29%	38%	39%
Average Monthly Usage per Cellular Subscriber (MOU) (minutes)	364	366		397	450	522
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	151	122	7	111	97	83
No. Fixed Lines (end of period, thousands)	*	69		292	288	299
ISP Subscribers (end of period, thousands)	*	60		632	587	583

* Prior to 2010, the Company did not operate a fixed line service nor have ISP subscribers.

4	See also definitions on first page. Quarterly financial results are unaudited.
5
In Q4 2011, the Company recorded an impairment charge on its fixed line assets which reduced the annual and Q4 operating profit by NIS 322 million and the net profit by NIS 311 million. See press release of March 22, 2012 for details.

6
Cash flows from operating activities before interest payments, net of cash flows used for investment activities, except for years 2010 and 2011 for which free cash flow does not take into account outward cash flows used for the acquisition of 012 Smile.

7	Reported ARPU for 2010 was NIS 148. The ARPU for 2010 has been restated under the lower interconnect tariff effective in 2011, for the purpose of comparison.

Partner Consolidated Results

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Millions	2013	2012	Change %	2013	2012	Change %	2013	2012	2013	2012	Change %
Total Revenues	3,610	4,488	-20%	1,117	1,246	-10%	(208)	(162)	4,519	5,572	-19%
Service Revenues	2,907	3,592	-19%	1,085	1,210	-10%	(208)	(162)	3,784	4,640	-18%
Equipment Revenues	703	896	-22%	32	36	-11%	-	-	735	932	-21%
Operating Profit	234	742	-68%	175	123	+42%	-	-	409	865	-53%
Adjusted EBITDA	784	1,314	-40%	330	288	+15%	-	-	1,114	1,602	-30%

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Millions	Q4’13	Q4’12	Change %	Q4’13	Q4’12	Change %	Q4’13	Q4’12	Q4’13	Q4’12	Change %
Total Revenues	915	997	-8%	267	307	-13%	(55)	(46)	1,127	1,258	-10%
Service Revenues	719	788	-9%	258	294	-12%	(55)	(46)	922	1,036	-11%
Equipment Revenues	196	209	-6%	9	13	-31%	-	-	205	222	-8%
Operating Profit	59	112	-47%	44	43	+2%	-	-	103	155	-34%
Adjusted EBITDA	199	256	-22%	83	84	-1%	-	-	282	340	-17%

Financial Review (Consolidated)

Total revenues in 2013 were NIS 4,519 million (US$ 1,302 million), a decrease of 19% from NIS 5,572 million in 2012.

Annual service revenues totaled NIS 3,784 million (US$ 1,090 million) in 2013, decreasing by 18% from NIS 4,640 million in 2012.

Service revenues for the cellular segment in 2013 were NIS 2,907 million (US$ 838 million), decreasing by 19% from NIS 3,592 million in 2012. The decrease was mainly a result of the price erosion of Post-Paid and Pre-Paid cellular services, following increased competition due to the activity of new competitors (new operators and MVNOs), and the transfer of existing customers to "unlimited plans" since May 2012. The decrease also reflected the lower Post-Paid cellular subscriber base which was approximately 3.5% lower on an average basis (average of subscriber base at beginning and end of year) in 2013 compared with 2012, as well as lower roaming services revenues, as a result of price erosion in roaming services.

Pre-paid cellular subscribers (excludes pre-paid international calling cards sold by 012 Smile) contributed service revenues in a total amount of approximately NIS 360 million (US$ 104 million) in 2013, a decrease of 24% from approximately NIS 475 million in 2012, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers.

Service revenues for the fixed line segment totaled NIS 1,085 million (US$ 313 million) in 2013, a decrease of 10% compared with NIS 1,210 million in 2012. The decrease mainly reflected price erosion in fixed line services including local fixed lines, international calls and internet services. The price erosion resulted from increased competition in the various fixed line markets, and from the increasing popularity of bundles that include cellular services together with fixed line services at heavily discounted prices, and the increasingly competitive market for international calls.

The total number of active fixed lines was approximately 299,000 at the end of 2013, an increase of approximately 4% compared with approximately 288,000 at the end of 2012.  The ISP subscriber base stood at approximately 583,000 as of the end of 2013, compared with approximately 587,000 at the end of 2012.8

Equipment revenues in 2013 totaled NIS 735 million (US$ 212 million), a decrease of 21% compared with NIS 932 million in 2012. The decrease was due to a significant decrease in the number of sales of cellular devices, partially offset by an increase in the average sales price which largely reflected a higher proportion of sales of high end smartphones (in particular iPhone and Samsung Galaxy) and tablets.

The gross profit from equipment sales in 2013 was NIS 42 million (US$ 12 million), compared with NIS 113 million in 2012, a decrease of 63%, reflecting both the lower number of sales and lower profit margins following the heightened competition in the handset market from independent importers and distributors.

Total revenues for Q4 2013 were NIS 1,127 million (US$ 325 million), a decrease of 10% from NIS 1,258 million in Q4 2012.  Service revenues in Q4 2013 totaled NIS 922 million (US$ 266 million), decreasing by 11% from NIS 1,036 million in Q4 2012.  Service revenues for the cellular segment in Q4 2013 were NIS 719 million (US$ 207 million), decreasing by 9% from NIS 788 million in Q4 2012. The decrease was mainly a result of the price erosion of Post-Paid and Pre-Paid cellular services, in line with the annual results. Service revenues for the fixed line segment totaled NIS 258 million (US$ 74 million) in Q4 2013, a decrease of 12% compared with NIS 294 million in Q4 2012. Again, the decrease resulted from the same reasons as the annual decrease, namely price erosion in fixed line services including local fixed lines, international calls and internet services.

Equipment revenues in Q4 2013 totaled NIS 205 million (US$ 59 million), a decrease of 8% from NIS 222 million in Q4 2012, for exactly the same reasons as the annual decrease. The gross profit from equipment sales in Q4 2013 was NIS 19 million (US$ 5 million), compared with NIS 22 million in Q4 2012, a decrease of 14%, which was explained by the decrease in the number of sales.

Operating expenses (‘Opex’, including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 2,791 million (US$ 804 million) in 2013, a decrease of 14% or NIS 471 million from 2012, largely reflecting the efficiency savings resulting from the reduction in the Company workforce by approximately one third on an average basis (average of workforce at beginning and end of year), principally by lowering the level of new recruits, as well as a decrease in transmission expenses, payments to content and communications providers, State royalties and other expenses. Including depreciation and amortization expenses, Opex in 2013 decreased by 13% compared with 2012.

8
Due to market developments in 2013, and in particular the increasing prevalence of bundled offerings in the market, the Company believes that the number of fixed lines and ISP subscribers no longer provide any meaningful insight into the results of operation, and therefore will not be reporting them in the future.

For Q4 2013, Opex, excluding depreciation and amortization, totaled NIS 675 million (US$ 194 million), a decrease of 9% or NIS 69 million from Q4 2012, largely reflecting the efficiency measures undertaken, partially offset by the one-time reduction in site-rental expenses in Q4 2012 of NIS 18 million. Including depreciation and amortization expenses, Opex in Q4 2013 decreased by 8% compared with Q4 2012.

Operating profit for 2013 was NIS 409 million (US$ 118 million), a decrease of 53% compared with NIS 865 million in 2012. For Q4 2013, operating profit totaled NIS 103 million (US$ 30 million), decreasing by 34% from Q4 2012.

Adjusted EBITDA in 2013 totaled NIS 1,114 million (US$ 321 million), a decrease of 30% from NIS 1,602 million in 2012.  Adjusted EBITDA for the cellular segment was NIS 784 million (US$ 226 million) in 2013, decreasing by 40% from NIS 1,314 million in 2012, largely reflecting the impact of the decrease in service revenues, partially offset by the reduction of operating expenses, as described above. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2013 was 22%, compared with 29% in 2012.  In contrast to the cellular segment, Adjusted EBITDA for the fixed line segment increased by 15% from NIS 288 million in 2012 to NIS 330 million (US$ 95 million) in 2013, reflecting the reduction of operating expenses partially offset by the decrease in service revenues. As a percentage of total fixed line revenues, Adjusted EBITDA for the fixed line segment in 2013 was 30%, compared with 23% in 2012.

For Q4 2013, Adjusted EBITDA was NIS 282 million (US$ 81 million), decreasing by 17% from NIS 340 million in Q4 2012, and the equivalent to 25% of total revenues.  For the cellular segment alone, Adjusted EBITDA was NIS 199 million (US$ 57 million), a 22% decrease from Q4 2012. For the fixed line segment, Adjusted EBITDA was NIS 83 million (US$ 24 million), a 1% decrease from Q4 2012.

Finance costs, net in 2013 were NIS 211 million (US$ 61 million), a decrease of 10%, compared with NIS 234 million in 2012. The decrease was mainly due to a decrease in interest expenses resulting from the lower level of average debt (see Funding and Investing Review below), together with foreign exchange gains, partially offset by early loan repayment fees of NIS 17 million in 2013 and by higher CPI linkage expenses due to the larger increase in the CPI level in 2013 compared to 2012.  For Q4 2013 alone, finance costs, net, totaled NIS 38 million (US$ 11 million), unchanged from Q4 2012.  This largely reflected lower interest expenses and higher gains from exchange rate movements being offset by higher CPI linkage expenses, together with a one-time early loan repayment fee of NIS 8 million in Q4 2013.

Profit for 2013 was NIS 135 million (US$ 39 million), a decrease of 72% compared with 2012. For Q4 2013, profit totaled NIS 46 million (US$ 13 million), compared with NIS 102 million in Q4 2012, a decrease of 55%. Based on the weighted average number of shares outstanding during 2013, basic earnings per share or ADS, was NIS 0.87 (US$ 0.25), a decrease of 72% compared to NIS 3.07 in 2012.

The effective tax rate for 2013 was 32%, compared with 24% in 2012. The increase in the effective tax rate was mainly due to the higher percentage of unrecognized expenses than in 2012, due to the decline in profit before tax.

Cellular Segment Operational Review

At the end of the 2013, the Company's cellular subscriber base (including cellular modem and 012 Mobile subscribers) was approximately 2.96 million, including approximately 2.133 million Post-Paid subscribers or 72% of the base and approximately 823,000 Pre-Paid subscribers, or 28% of the subscriber base.

Over 2013, the cellular subscriber base declined by approximately 20,000. The Post-Paid subscriber base increased by approximately 31,000, which was more than offset by a decrease in the Pre-Paid subscriber base by approximately 51,000. The decrease in the Pre-Paid subscriber base was largely attributed to the Pre-Paid subscribers moving to Post-Paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products.

The annual churn rate for cellular subscribers in 2013 was 39%, slightly higher than 38% in 2012, mainly reflecting the continued intense competition in the cellular market.

Total cellular market share (based on the number of subscribers) at the end of 2013 was estimated to be approximately 29%, unchanged from the market share at year-end 2012.

During the final quarter of 2013, the cellular subscriber base grew by approximately 6,000, with the increase being entirely attributed to the increase in the Post-Paid subscriber base, whilst the Pre-Paid subscriber base remained unchanged compared with the previous quarter. The quarterly churn rate for cellular subscribers in Q4 2013 was 10.7%, compared with 10.9% in Q4 2012.

The monthly Average Revenue Per User (“ARPU”) for cellular subscribers in 2013 was NIS 83 (US$ 24), a decrease of 14% from NIS 97 in 2012. The decrease mainly reflected the continued price erosion in the key cellular services including airtime (Post-Paid and Pre-Paid), content and roaming services, due to the persistent fierce competition in the cellular market, partially offset by an increase in revenues from wholesale services provided to MVNO’s hosted on the Company’s network.

For Q4 2013, ARPU was NIS 81 (US$ 23), a decrease of 7% from NIS 87 in Q4 2012. The decrease mainly reflected the continued price erosion in airtime and related services.

The monthly average Minutes of Use per subscriber (“MOU”) for cellular subscribers in 2013 was 522 minutes, an increase of 16% from 450 minutes in 20129. This increase largely reflected the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes. In view of this trend, and as notified in previous quarterly releases, the Company believes that reporting MOU is no longer relevant to understanding the results of operation, and therefore the Company will no longer be reporting MOU figures in future results releases.

Funding and Investing Review

In 2013, cash flow generated from operating activities before interest payments, net of cash flow used for investing activities ("Free Cash Flow"), totaled NIS 1,041 million (US$ 300 million), a decrease of 16% from NIS 1,234 million in 2012.

Cash generated from operations decreased by 10% to NIS 1,539 million (US$ 443 million) in 2013, from NIS 1,705 million in 2012. This decrease was mainly explained by the decrease in profit for the year, partially offset by changes in operating working capital movements. Working capital decreased in 2013 by NIS 463 million, primarily as a result of a decrease in trade receivables reflecting the installment payments of customers for handset purchases in previous periods, together with lower equipment sales which reduced the payments to equipment vendors, and a higher proportion of equipment sales by credit cards (whose proceeds are factored).

The level of cash capital expenditures in fixed assets (Capex) including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 475 million (US$ 137 million) in 2013, a decrease of 3% from NIS 492 million in 2012, and the equivalent of 11% of total revenues in 2013 compared with 9% in 2012. Approximately half of the capital expenditures made was invested in the Company's cellular network, and the remaining amount was invested in software and the optical fiber transmission network.

The level of net debt10 at the end of 2013 amounted to NIS 3,000 million (US$ 864 million), compared with NIS 3,812 million at the end of 2012, a decrease of NIS 812 million.

For Q4 2013, free cash flow was NIS 278 million (US$ 80 million), a decrease of 14% compared with NIS 323 million in Q4 2012, reflecting a 13% decrease in operating cash flow, partially offset by a 12% decrease in capex (cash). The decrease in operating cash flow mainly reflected the decrease in profit for the quarter.

9	MOU data includes total incoming minutes to subscribers of those MVNO operators which Partner hosts on its network.
10	Total long term indebtedness including current maturities less cash and cash equivalents.

Conference Call Details

Partner will hold a conference call on Monday, March 10, 2014 at 11.00 a.m. Eastern Time / 5.00 p.m. Israel Time.
Please call the following numbers (at least 10 minutes before the scheduled time) in order to participate:
International: +972.3. 918.0610
North America toll-free: +1.888.668.9141
A live webcast of the call will also be available on Partner's website at: http://www.orange.co.il/en/Investors-Relations/lobby/
 If you are unavailable to join live, the replay numbers are:
International: +972.3.925.5921
North America: +1.888.295.2634
Both the replay of the call and the webcast will be available from March 10, 2014 until March 17, 2014.

Forward-looking statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release contains forward-looking statements regarding the anticipated roll-out of the Company’s 4G network, future operational and financial benefits from the network sharing agreement with HOT Mobile, and the expansion of fixed line services.  In addition, all statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about recent and future regulatory actions (specifically, whether the frequencies needed for 4G operation will be allocated, as well as whether the regulations for the wholesale fixed-line market will be appropriately developed and applied) and whether the network sharing agreement with HOT Mobile will be approved without substantial modification, as well as consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, and the impact of global economic conditions. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F filed with the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2013: US $1.00 equals NIS 3.471. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:

‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share- based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il

  PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	December 31,		December 31,
	2012	2013	2013
	In millions
CURRENT ASSETS
Cash and cash equivalents	548	481	139
Trade receivables	1,397	1,051	302
Other receivables and prepaid expenses	47	45	12
Deferred expenses- right of use	22	28	8
Inventories	98	93	27
Income tax receivable	7	3	1
Derivative financial instruments	1	2	1
	2,120	1,703	490

NON CURRENT ASSETS
Trade receivables	509	289	83
Deferred expenses- right of use	138	118	34
Property and equipment	1,990	1,791	516
Licenses and other intangible assets	1,217	1,167	336
Goodwill	407	407	117
Deferred income tax asset	36	12	4
	4,297	3,784	1,090

TOTAL ASSETS	6,417	5,487	1,580

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	December 31,		December 31,
	2012	2013	2013
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and bank borrowings	306	334	96
Trade payables	866	761	219
Parent group - trade	70
Payables in respect of employees	110	98	28
Other payables (mainly institutions)	59	45	13
Income tax payable		31	9
Deferred revenues	40	37	11
Provisions	60	67	19
Derivative financial instruments	14	1	*
	1,525	1,374	395

NON CURRENT LIABILITIES
Notes payable	2,321	2,038	587
Bank borrowings	1,733	1,109	320
Liability for employee rights upon retirement, net	50	45	13
Dismantling and restoring sites obligation	28	31	9
Other non-current liabilities	10	16	4
Deferred tax liability	9	*	*
	4,151	3,239	933

TOTAL LIABILITIES	5,676	4,613	1,328
EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2012 and 2013 - 235,000,000 shares; issued and outstanding:	2	2	1
December 31, 2012 – **155,645,708 shares
December 31, 2013 –**155,687,002 shares
Capital surplus	1,100	1,100	317
Accumulated earnings (deficit)	(10)	123	35
Treasury shares, at cost - December 31, 2012 and 2013 - 4,467,990 shares	(351)	(351)	(101)
TOTAL EQUITY	741	874	252
TOTAL LIABILITIES AND EQUITY	6,417	5,487	1,580

*	Representing an amount less than 1 million.

**	Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

				Convenience
				translation
	New Israeli Shekels			into U.S. Dollars
	Year ended December 31
	2011	2012	2013	2013
	In millions (except earnings per share)
Revenues, net	6,998	5,572	4,519	1,302
Cost of revenues	4,978	4,031	3,510	1,011
Gross profit	2,020	1,541	1,009	291

Selling and marketing expenses	711	551	462	133
General and administrative expenses	291	236	217	63
Impairment of goodwill	87
Other income, net	105	111	79	23
Operating profit	1,036	865	409	118
Finance income	33	21	29	8
Finance expenses	327	255	240	69
Finance costs, net	294	234	211	61
Profit before income tax	742	631	198	57
Income tax expenses	299	153	63	18
Profit for the year	443	478	135	39

Earnings per share
Basic	2.85	3.07	0.87	0.25
Diluted	2.84	3.07	0.86	0.25

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31
	2011	2012	2013	2013
	In millions
Profit for the year	443	478	135	39
Other comprehensive losses, items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	(21)	(17)	(9)	(3)
Income taxes relating to remeasurements of post-employment benefit obligations	5	4	2	1
Other comprehensive losses for the year, net of income taxes	(16)	(13)	(7)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	427	465	128	37

PARTNER COMMUNICATIONS COMPANY LTD.

 (An Israeli Corporation)

SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2013
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,876	908		3,784
Inter-segment revenue - Services	31	177	(208)
Segment revenue - Equipment	703	32		735
Total revenues	3,610	1,117	(208)	4,519

Segment cost of revenues - Services	2,070	747		2,817
Inter-segment cost of revenues- Services	175	33	(208)
Segment cost of revenues - Equipment	664	29		693
Cost of revenues	2,909	809	(208)	3,510
Gross profit	701	308		1,009

Operating expenses	544	135		679
Other income, net	77	2		79
Operating profit	234	175		409
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	545	155		700
–Other (1)	5	*		5
Adjusted EBITDA (2)	784	330		1,114
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				700
- Finance costs, net				211
- Other (1)				5
Profit before income tax				198

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2012
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	3,564	1,076		4,640
Inter-segment revenue - Services	28	134	(162)
Segment revenue - Equipment	896	36		932
Total revenues	4,488	1,246	(162)	5,572

Segment cost of revenues - Services	2,351	861		3,212
Inter-segment cost of revenues- Services	134	28	(162)
Segment cost of revenues - Equipment	787	32		819
Cost of revenues	3,272	921	(162)	4,031
Gross profit	1,216	325		1,541

Operating expenses	584	203		787
Other income, net	110	1		111
Operating profit	742	123		865
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	562	164		726
–Other (1)	10	1		11
Adjusted EBITDA (2)	1,314	288		1,602

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				726
- Finance costs, net				234
- Other (1)				11
Profit before income tax				631

*	Representing an amount of less than 1 million.

(1)	Mainly employee share based compensation expenses.

(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

   PARTNER COMMUNICATIONS COMPANY LTD.

   (An Israeli Corporation)

   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31		12 month period ended December 31,	3 month period ended December 31,
	2013	2012	2013	2012	2013	2013
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	1,548	1,858	396	451	446	114
Income tax paid	(9)	(153)	(7)	(4)	(3)	(2)
Net cash provided by operating activities	1,539	1,705	389	447	443	112

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(326)	(367)	(70)	(89)	(94)	(20)
Acquisition of intangible assets	(156)	(133)	(39)	(34)	(45)	(11)
Interest received	8	9	1	3	2	*
Consideration received from sales of property and equipment	1	2		1	*
Proceeds from (payments for) derivative financial instruments, net	(25)	18	(3)	(5)	(6)	(1)
Net cash used in investing activities	(498)	(471)	(111)	(124)	(143)	(32)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid		(167)		(7)
Repayment of finance lease	(1)	(2)
Interest paid	(181)	(200)	(69)	(68)	(52)	(20)
Repayment of non-current bank borrowings	(617)	(455)	(198)	(300)	(178)	(57)
Repayment of notes payables	(309)	(394)	(309)		(89)	(89)
Net cash used in financing activities	(1,108)	(1,218)	(576)	(375)	(319)	(166)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(67)	16	(298)	(52)	(19)	(86)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	548	532	779	600	158	225

CASH AND CASH EQUIVALENTS AT END OF PERIOD	481	548	481	548	139	139

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.

   (An Israeli Corporation)

   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31,		12 month period ended December 31,	3 month period ended December 31,
	2013	2012	2013	2012	2013	2013
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Cash generated from operations:
Profit for the period	135	478	46	102	39	13
Adjustments for:
Depreciation and amortization	669	700	170	176	193	49
Amortization of deferred expenses - Right of use	31	26	8	7	9	2
Employee share based compensation expenses	5	11		2	1
Liability for employee rights upon retirement, net	(14)	(12)	(11)	(4)	(4)	(3)
Finance costs, net	49	38	3	(14)	14	1
Change in fair value of derivative financial instruments	12	15	(2)	21	3	(1)
Interest paid	181	200	69	68	52	20
Interest received	(8)	(9)	(1)	(3)	(2)
Deferred income taxes	17	(10)	2	1	5	1
Income tax paid	9	153	7	4	3	2
Capital loss (gaim) from property and equipment	(1)	*		*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	566	467	136	122	163	39
Other	2	(5)	5	2	1	1
Increase (decrease) in accounts payable and accruals:
Parent group- trade		(72)		(39)
Trade	(115)	(107)	(22)	21	(33)	(7)
Other payables	(17)	(44)	(11)	(32)	(5)	(3)
Provisions	7	(5)	2	1	2	1
Deferred revenue	(3)	(11)	(1)	1	(1)
Increase in deferred expenses - Right of use	(17)	(25)	(4)		(5)	(1)
Current income tax liability	35	5	8	11	10	2
Decrease (increase) in inventories	5	65	(8)	4	1	(2)
Cash generated from operations	1,548	1,858	396	451	446	114

At December 31, 2013 and 2012, trade and other payables include NIS 223 million ($64 million) and NIS 280 million, respectively, in respect of acquisition of intangible assets and property and equipment. These balances are  recognized in the cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

RECONCILIATION BETWEEN OPERATING CASH FLOWS AND ADJUSTED EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars**
	12 month period ended December 31,		3 month period ended December 31,		12 month period ended December 31,	3 month period ended December 31,
	2013	2012	2013	2012	2013	2013
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions

Net cash provided by operating activities	1,539	1,705	389	447	443	112

Liability for employee rights upon retirement	14	12	11	4	4	3
Accrued interest and exchange and linkage differences on long-term liabilities	(213)	(222)	(66)	(51)	(62)	(19)
Increase (decrease) in accounts receivable:
Trade	(566)	(467)	(136)	(122)	(163)	(39)
Other, including derivative financial instruments	2	16	(1)	(22)	1	*
Decrease (increase) in accounts payable and accruals:
Trade	114	106	21	(22)	33	6
Shareholder – current account		72		39
Other	17	65	14	31	5	4
Income tax paid	9	153	7	4	3	2
Increase (decrease) in inventories	(5)	(65)	8	(4)	(1)	2
Increase (decrease) in assets retirement obligation	(1)	(1)			*
Financial expenses***	204	228	35	36	58	10
Adjusted EBITDA	1,114	1,602	282	340	321	81

*	Representing an amount of less than 1 million
**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at December 31, 2013: US $1.00 equals 3.471 NIS.
***	Financial expenses excluding any charge for the amortization of pre-launch financial costs

Key Financial and Operating Indicators (unaudited)11

NIS M unless otherwise stated	Q4' 11	Q1' 12	Q2' 12	Q3' 12	Q4' 12	Q1' 13	Q2' 13	Q3' 13	Q4' 13	2012	2013
Cellular Segment Service Revenues	1,005	963	949	892	788	724	726	738	719	3,592	2,907
Cellular Segment Equipment Revenues	294	323	207	157	209	176	171	160	196	896	703
Fixed Line Segment Service Revenues	324	320	300	296	294	283	277	267	258	1,210	1,085
Fixed Line Segment Equipment Revenues	9	7	8	8	13	7	9	7	9	36	32
Reconciliation for consolidation	(43)	(42)	(36)	(38)	(46)	(46)	(53)	(54)	(55)	(162)	(208)
Total Revenues	1,589	1,571	1,428	1,315	1,258	1,144	1,130	1,118	1,127	5,572	4,519
Gross Profit from Equipment Sales	50	42	33	16	22	4	9	10	19	113	42
Operating Profit	(55)	248	245	217	155	95	102	109	103	865	409
Cellular Segment Adjusted EBITDA	407	363	367	328	256	186	198	201	199	1,314	784
Fixed Line Segment Adjusted EBITDA	71	75	56	73	84	82	82	83	83	288	330
Total Adjusted EBITDA	478	438	423	401	340	268	280	284	282	1,602	1,114
Adjusted EBITDA Margin (%)	30%	28%	30%	30%	27%	23%	25%	25%	25%	29%	25%
OPEX	889	872	853	793	744	720	700	696	675	3,262	2,791
Finance costs, net	55	55	73	68	38	49	71	53	38	234	211
Profit (Loss)	(188)	146	120	110	102	31	20	38	46	478	135
Total Dividend Declared	-	-	160	-	-	-	-	-	-	160	-
Capital Expenditures12	131	133	113	125	121	130	122	116	107	492	475
Free Cash Flow	292	223	313	375	323	203	287	273	278	1,234	1,041
Free Cash Flow After Interest	209	199	270	310	255	192	193	266	209	1,034	860
Net Debt	4,639	4,450	4,209	4,072	3,812	3,622	3,446	3,208	3,000	3,812	3,000
Cellular Subscriber Base (Thousands)	3,176	3,147	3,098	3,042	2,976	2,932	2,921	2,950	2,956	2,976	2,956
Post-Paid Subscriber Base (Thousands)	2,282	2,253	2,198	2,145	2,102	2,102	2,103	2,127	2,133	2,102	2,133
Pre-Paid Subscriber Base (Thousands)	894	894	900	897	874	830	818	823	823	874	823
Cellular ARPU (NIS)	106	101	101	97	87	82	83	84	81	97	83
Cellular MOU (Minutes)	407	424	437	457	483	496	532	521	539	450	522
Cellular Churn Rate (%)	8.2%	8.0%	8.9%	10.4%	10.9%	10.4%	9.4%	8.8%	10.7%	38%	39%
Number of Fixed Lines (Thousands)	292	285	281	282	288	293	294	295	299	288	299
ISP Subscriber Base (Thousands)	632	618	609	594	587	581	572	575	583	587	583
Number of Employees (FTE)	7,891	7,230	6,961	6,102	5,396	4,772	4,377	4,153	4,045	5,396	4,045

11	See first page for definitions. Including the results of 012 Smile from March 2011. The annual results are audited.
12	Cash capital expenditures in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention costs, net.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: March 10, 2014